February 17, 2010

Via EDGAR

Michael R. Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:           Riverview Bancorp, Inc. Registration Statement on Form S-1
File Number 333-162621

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Riverview Bancorp, Inc. (“Riverview”), we enclose herewith for filing Pre-Effective Amendment No. Two (the “Amendment”) to Riverview’s Registration Statement on Form S-1 relating to Riverview’s proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated December 22, 2009 (the “Comment Letter”).  Riverview’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.  The Amendment also reflects financial information as of December 31, 2009.

Registration Statement on Form S-1 filed December 10, 2009.

General

1.           It appears that you have not filed Form 8-Ks for the entrance into the January 2009 and October 2009 Memorandums of Understanding with OTS or the receipt of the June 2009 Supervisory Letter Directive.  Please tell us why you have not filed these Form 8-Ks.  See Item 1.01 of Form 8-K.

Response:  The two Memoranda of Understanding and Supervisory Letter Directive were not filed as Riverview did not deem them material.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
February 17, 2010

Amendment No. 1 to Form S-1
Prospectus cover page

2. The number of shares being offered must be included in the heading of the pre-effective amendment that is to be declared effective.

Response:  The number of shares being offered is now included in the heading of this amendment to the Registration Statement.

Prospectus Summary, page 5

3. Revise the Summary to disclose that no fairness opinion has been or will be sought, nor has the board made any recommendations, and that no officers and directors are committed to purchase any shares in the offering or disclose otherwise.

Response:  Because the offering is a firm commitment underwritten offering Riverview submits that disclosure of the absence of a fairness opinion is not material to an investor. Further, in light of the significant beneficial ownership position held by officers and directors, 1.4 million shares or 12.76% as disclosed in the proxy statement incorporated by reference into the prospectus, the officers and directors have already demonstrated a significant commitment to Riverview. Whether or not they purchase shares in this offering is a personal decision, and no positive or negative inference should be reached from such purchases. Accordingly, Riverview respectfully requests the staff waive this comment.

Business Strategy, page 5
Asset Quality

4.           Revise to disclose the amount of non-performing assets at 12/31/08 and 9/30/09.  In addition, disclose the amount of loans 30 days delinquent at 12/31/08 and 9/30/09.  If more recent figures are available, please use them but identify the date of the measurement.

Response:  Page 6 of the prospectus has been revised to present the requested disclosures in response to this comment.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
February 17, 2010

Risks Associated with Our Business, page 12
We are required to comply with the terms…, page 12

5.           Please revise to disclose as of the most recent practicable date, whether the Bank is in compliance with the capital requirements of the Memorandums of Understanding with OTS and the brokered deposit limits imposed by the Supervisory Letter Directive issued by OTS.

Response: Page 13 of the prospectus has been revised to present the requested disclosures in response to this comment.

Exhibits

6.           We note that you have not filed the January 2009 and October 2009 Memorandums of Understanding and the June 2009 Supervisory Letter Directive as exhibits.  Please filed the MOUs and SLD as exhibits or tell us why you have not filed these documents as exhibits.

Response:  As noted in response to comment No. One, these documents were not filed because the documents are not deemed material. Accordingly Riverview respectfully requests the staff to waive filing of these documents in connection with the Registration Statement.

Form 10-Q for Period Ended June 30, 2009

7.           It appears that the Form 10-Q for the period ended June 30, 2009 does not discuss the Supervisory Letter Directive issued by OTS on June 9, 2009.  Please tell us why the Form 10-Q does not discuss the SLD or point us to the appropriate section in the document.

Response:  Please see the disclosures under the caption, “Liquidity” in the second full paragraph on page 57 of the Form 10-K for the year ended March 31, 2009 filed on June 12, 2009 and the third full paragraph on page 22 of the Form 10-Q for the quarter ended June 30, 2009 filed on August 6, 2009 where the restrictions of the Supervisory Letter Directive are discussed.  The same disclosure, updated in the Form 10-Q for the period ended September 30, 2009 filed on October 30, 2009, as presented in the second full paragraph on page 23 is set forth below (the restrictions have been bolded):

The Bank’s CDARS balance was $27.9 million, or 4.2% of total deposits, and $22.2 million, or 3.3% of total deposits, at September 30, 2009 and March 31, 2009, respectively. With news of bank failures and increased levels of distress in the financial services industry and growing customer concern with FDIC insurance limits, customer interest in, and demand for, CDARS has continued to be evident with continued renewals

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
February 17, 2010

of existing CDARS deposits. In the first quarter of fiscal 2010, the OTS informed the Bank that it was placing a restriction on the Bank’s ability to increase its brokered deposits, including CDARS deposits, to no more than 10% of total deposits. There can be no assurance that CDARS deposits will be available for the Bank to offer its customers in the future. The combination of all the Bank’s funding sources, gives the Bank additional available liquidity of $346.0 million, or 40.1% of total assets, at September 30, 2009.

* * * * *

Additionally, in response to the Staff’s request, the Registrant acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We will provide requests from Riverview for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive it.

We appreciate the Staff’s assistance in reviewing Amendment Number 2, and request that the Staff direct any questions with respect to these responses to the undersigned.

Very truly yours,

/s/ John F. Breyer, Jr.
John F. Breyer, Jr.

JFB/ktr/1136
Enclosure
cc:           Allicia Lam, Staff Attorney, Mail Stop 4720
Patrick Sheaffer, Chief Executive Officer, Riverview Bancorp, Inc.
Ronald A. Wysaske, President and Chief Operating Officer, Riverview Bancorp, Inc.
Kevin J. Lycklama, Chief Financial Officer, Riverview Bancorp, Inc.